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Exhibit 12.1

PRECISION CASTPARTS CORP.
RATIO OF EARNINGS TO FIXED CHARGES
($000s)

						Nine Months Ended
	Fiscal Years
						December 29, 2002	December 28, 2003
	1999	2000	2001	2002	2003
Earnings before income taxes	$156.6	$139.3	$211.7	$178.8	$246.3	$192.8	$147.2
Fixed charges:
Interest and other financial charges	27.2	47.2	81.7	67.3	56.9	43.3	38.7
Interest capitalized	2.0	1.2	2.3	1.8	1.0	0.8	1.0
One-third of rental expense (a)	2.2	2.6	2.9	3.7	3.7	2.7	3.1

	31	51	87	73	62	47	43

Adjusted earnings	$188.0	$190.3	$298.6	$251.6	$307.9	$239.6	$190.0

Ratio of earnings to fixed charges (b)	5.9	3.7	3.4	3.4	5.0	5.1	4.4

(a)
Considered to be representative of interest factor in rental expense.

(b)
Adjusted earnings less interest capitalized divided by fixed charges

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PRECISION CASTPARTS CORP. RATIO OF EARNINGS TO FIXED CHARGES ($000s)